PART 1 - REGISTRANT INFORMATION

Vineyard Oil & Gas Company
Full Name of Registrant


Former Name if Applicable

10299 West Main Road
Address of Principal Executive Office (Street and Number)

North East, PA  16428
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relieve pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X  (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

All materials necessary for a complete filing are not available in a timely manner.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this information

     Melissa A. Carris                   (814)         725-8742
     (Name)                              (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 month (or for such shorter) period that the registrant was required to file such report(s) been filed? If
     answer is no, identify report(s).                           X Yes    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                      Yes  X  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.